Exhibit 99.1

Cheetah Mobile’s Live.me Business Raises US$60 Million

Beijing, China, May 1, 2017 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform, today announced that Live.me Inc., the Company’s 90%-owned Cayman Islands subsidiary which operates Live.me, a live video streaming application, has entered into definitive agreements to raise an aggregate of US$60 million from a group of investors, including Matrix Partners China (“Matrix”), Evolution Media China (“EMC”), Gobi Partners (“Gobi”), IDG Capital (“IDG”), and Welight Capital (“Welight”) as well as Cheetah Mobile on April 28, 2017. Upon completion of the transaction, the Company directly holds approximately 70% equity interest in Live.me Inc., and retains control over the Live.me business.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We are delighted to welcome Matrix, EMC, Gobi, IDG and Welight as partners for our fast growing, global live video streaming business. Live.me recently reached its first anniversary, and this round of financing is the best birthday gift. Since its launch, Live.me has demonstrated a track record of strong growth in user number, user engagement and number of paying users, particularly in the U.S. market. We will have more resources to build Live.me into a global social community through partnering with top financial institutions. Going forward, we will continue to invest in R&D and further improve our overseas operations for Live.me in order to provide the best user experience for our users worldwide, better connect users with each other and enrich people’s social lives through Live.me.”

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform.

Cheetah Mobile’s products, including its popular utility applications Clean Master, CM Security and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. The Company has attracted 623 global mobile MAUs as of December 2016, of which approximately 81% were located outside of China. Leveraging the success of its utility applications, Cheetah Mobile has launched its line of mobile content-driven applications, including News Republic and Live.me.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including but not limited to those appearing in quotations from the Company’s management, can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services, including game publishing and live video streaming; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 417-5395

Email: IR@cmcm.com